KELSO
TECHNOLOGIES
INCORPORATED
TSXV:KLS

CEO'S REPORT TO SHAREHOLDERS
AND
MANAGEMENT DISCUSSION
Nine Months Ended May 31, 2007

Additional information on the company may be found on SEDAR at www.sedar.com

Description of Business

The Company is engaged in the development, marketing, selling, and licensing to manufacture various types of pressure relief valves that are initially designed to be installed on railroad tank cars which carry hazardous and non-hazardous commodities. The first of a series of valves, Kelso's JS75 is a patented pressure relief valve that is an external valve, which has specific advantages over the current class of internal pressure relief valves.

The JS75 falls under the regulations of the Association of American Railroads ("AAR"). The AAR is the self-governing body for the railroad industry in North America, which requires certain products, including the JS75, to be installed on railroad tank cars and satisfactorily complete a two year service trial prior to commercialization.

In order to enter the service trial, the Company had to install JS75 pressure relief valves on thirty tank cars. Under a signed Agreement with Terra International, Inc. (dated September 5, 2001), Kelso, on March 15, 2002, concluded installation of all thirty of its JS75 valves on Terra's tank cars which it leased from Union Tank Car Company. Those cars traveled extensively throughout all of North America.

On November 14, 2003, Kelso completed the final year of the two years required for the AAR Service Trial. The Company is pleased to report that over the two years, the service trial cars traveled approximately 4 million miles, well in excess of the 275,000 miles required by the AAR regulations for service trials. Kelso therefore substantially exceeded AAR requirements.

On February 23, 2004, Kelso announced that the AAR had certified Kelso's JS75 Pressure Relief Valve for use on 75 pound general purpose tank cars carrying hazardous commodities. As a result, Kelso had the ability from that point forward to sell its valves for use on all 75 pound general purpose tank cars traveling throughout North America and carrying both hazardous and non-hazardous commodities. The certification also ended the two years AAR Service Trial.

On January 10, 2005, Kelso announced it had signed a Joint Marketing and Development Agreement with North America's largest tank car lessor, Union Tank Car Company (Chicago) and its affiliate, McKenzie Valve and Machining Company (Tennessee). Union Tank Car Company, along with its wholly-owned Canadian affiliate, Procor Limited, leases approximately 85,000 rail tank cars around North America. Union also manufacturers tank cars for the rail industry. Both Union and Procor own several railroad repair and maintenance facilities in North America. All of Union's and Procor's clients are potential customers for sales of Kelso's JS line of pressure relief valves beginning with the JS75.

With the signing of the Agreement, McKenzie became Kelso's North American manufacturer of the Kelso JS line of pressure relief valves.

On May 24 & 25, 2005, Kelso debuted its JS75 Stainless Steel Pressure Relief Valve at the Bureau of Explosives Seminar (BOE) in Kansas City, Missouri. It was its first presence at a trade show since its stainless steel version of its JS75 was certified by the AAR.

The BOE presence culminated in subsequent sales to large corporate customers as well as in the creation of awareness within the rail industry that Kelso had product for sale.

As of July 31, 2005, Stephen L. Grossman vacated the position of President & CEO of Kelso Technologies Inc. but continued as a Director of Kelso Technologies Inc. and as Chairman of Kelso's Board.

As of August 1, 2005, Kelso announced the appointment of John L. Carswell to the position of President & CEO of Kelso Technologies Inc. effective August 1, 2005. Mr. Carswell served as a senior officer of Kelso Technologies Inc. for the over nine years and as a Director for over ten years. Mr. Carswell continued to work on all aspects of sales and marketing, R&D and company administration as part of the small Kelso Team.

Mr. Grossman, an American citizen, returned to the United States and began setting up Kelso's wholly-owned subsidiary to serve the North American rail markets – Kelso Technologies (U.S.A.) Inc. is a Nevada incorporated company. On August 23, 2005, it was announced that Mr. Grossman was appointed President & CEO and Director of the US subsidiary.

On August 30, 2005, following extensive efforts that continued after the May 2005 Bureau Of Explosives Seminar, Kelso successfully announced its first ever sale of its JS75 pressure relief valve to a worldwide, US-based Chemical Manufacturer and Fleet Operator with their headquarters in Germany. The landmark sale is further confirmation of the industry's endorsement of Kelso's innovative technology for use in the transport of various commodities. The buyer has a diverse product mix ranging from chemicals to polymers to industrial coatings with annual sales in the billions.

On September 12, 2005, Kelso announced that it had entered into a new investment banking advisory agreement with a Toronto-based securities company to provide ongoing financial advisory and related services including arranging financing on a best efforts basis. Efforts continued through the fall without success. Kelso, however, is still in discussions with numerous other individuals and/or groups in Canada, the US, the UK and India regarding funding.

On October 4, 2005, Kelso announced that it had been granted a twenty year patent in Mexico for its "Tank Transport Pressure Relief Valve". The Mexican Patent expires in 2019.

On November 9, 2005, Kelso announced that it received an order for its JS75 pressure relief valves from Rescar Industries, Inc., the largest North American rail servicing and repair company with facilities throughout the U.S. and Canada. This sale was the second that Kelso has made to a rail industry customer and it placed Kelso squarely ahead of its 2005 sales objectives.

The sale was significant as it was made to a whole new class of customer, extending the Company's reach into all segments of the rail industry in North America: tank car owner, lessor and repair and service facilities. With this sale, Kelso positioned itself to introduce and sell its technology to the other 100+ service and repair facilities that make up Rescar's operations in the US and Canada.

Kelso continued its aggressive marketing and sales efforts in early 2006. Company Management demonstrated its valve technology to a number of chemical and oil and gas companies in mid-December 2005 and undertook strategic follow-up in early 2006 with potential customers.

On February 13, 2006, Kelso reported that it had made its biggest sale ever, more than 100 of its stainless steel JS75 pressure relief valves to one of the three largest railcar manufacturers in the US, for installation on new tank cars being built for Eastman Chemical Company, one of Kelso's

existing customers. This sale demonstrated that Kelso can sell its valves to replace competitors' valves due to the superiority of Kelso's technology design.

On March 27, 2006 Kelso delivered half of the JS75 stainless steel pressure relief valves ordered for Eastman Chemical's new car build to the manufacturing plant based in the U.S. The tank car build, originally scheduled for completion by the end of May 2006, was delayed due to a tornado that damaged the manufacturing plant. Production resumed in September 2006 and the remaining order of the Kelso valves shipped at that time. Kelso was paid for all the valves.

In May 2006, the Company launched a completely new website to coincide with its participation at the Bureau of Explosives (BOE) Seminar & Trade Show held May 23 and 24, 2006 in Kansas City, Missouri. Kelso demonstrated its JS75 Pressure Relief Valve and debuted its new JS75L low flow prototype valve to BOE attendees. The Company has had numerous inquiries from existing and potential customers who have expressed much interest in the JS75L Low Flow valve since it was first conceived by Kelso.

On May 31, 2006, Kelso re-announced its Private Placement (originally announced in April 2006) increasing the amount from $250,000 to $375,000. On June 26, 2006 Kelso closed the first tranche of its Private Placement having deposited subscription funds totaling $257,240. This included $57,060 from two insiders of the Company.

During the months of June and July, the Company continued R&D and testing of its JS75 Low Flow Valve and began development on its JS165 Prototype. Development of these valves proceeded well and revised prototypes were flow tested in August 2006 at a specialized flow testing facility in Ohio.

Kelso sold additional small quantities of valves (in particular, valves to replace internal valves that would have required servicing) and was asked to and bid on future new build contracts and is following up on potential sales opportunities.

On September 11, 2006, Kelso announced the second and final closing of its Private Placement (announced on May 31, 2006) for a total raised of $271,420 in two tranches, including $57,060 from two insiders of the Company.

On September 13, the Company announced that its subsidiary had recently delivered a substantial quantity of stainless steel JS75 pressure relief valves for installation on new tank cars being built by one of the three largest tank car manufacturers in North America. This represented the balance of the new car build ordered that had been delayed by the tornado that hit the southern US during the spring of 2006 thereby delaying manufacturing of the tank cars.

On September 13, Kelso announced that it was granted a twenty year patent in South Korea for its "Tank Transport Pressure Relief Valve" thereby opening a door of opportunity to another Asian country.

On October 11 & 12, Kelso held several high level meetings at the Association of American Railroads Tank Car Committee (AAR) Meeting held in Kansas City, Missouri. Several major initiatives were discussed with existing and potential new accounts during these meetings.

On October 31, 2006, the resignation of Stephen L. Grossman became effective. His resignation, tendered for all positions of he held as a Director and Officer within Kelso Technologies Inc. and its

wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc., resulted in subsequent changes to the Company's personnel.

On November 2, William (Bill) E. Troy, a member of Kelso's Board of Directors, was appointed to the position of President of the Company's wholly owned subsidiary, Kelso Technologies (U.S.A.) Inc. at a compensation of $1.00 per year. Mr. Troy joined the Board of Directors in November of 2005, and has been instrumental in helping define the recent direction of the Company as it moves from a development stage company to a manufacturing and sales focused concern with a mandate to increase shareholder value.

On November 6, Kelso appointed Andrew R. Male to the Board of Directors. Mr. Male brings depth in public market finance & corporate governance to Kelso, as a director of three publicly-traded companies in the natural resource sector. He also serves as an officer, director or advisor to numerous private ventures in the structuring or start-up stage.

On November 6, 2006, Kelso announced the arrangement of a private placement in the amount of $100,000. A portion of the proceeds were specifically allocated to pursue and secure long term additional and substantial, growth capital that would restrict dilution and would be in shareholders' best interests.

On January 3, 2007, Kelso obtained, at its request, a management cease trade order to allow additional time for preparing its audited financial statements. The statements normally due December 29, 2006 could not be produced due to delays caused by a change in financial regulations affecting all companies. These changes required Kelso to separate its accounting from its auditing functions and locate and appoint new auditors who had insufficient time to produce the financials as a result of their office Christmas closure.

On January 11 & 12, 2007, Kelso's VP of Engineering, attended a specialized high flow testing facility in Colorado where tests were conducted on two new models of valves, a low flow design based on the existing JS75 and a low flow JS165 pressure relief valve. The results were successful and Kelso is currently in the process of preparing applications to the AAR for approval and certification for testing, respectively. Kelso is also testing a third new design in January – a high flow version of its JS75 for future application to ethanol transport tan cars.

On January 24, 2007 Kelso increased its private placement from $100,000 to $450,000 due to higher than expected levels of interest shown by individual investors.

On February 1, 2007 Kelso reported that during its attendance at a four day Financial Forum and Trade Show in Toronto, several advancements were achieved in the implementation of the Company's strategic plan. Retail investor reaction to the Company's attendance and presentation at this forum was extremely positive.

On March 21, 2007, Kelso announced that it entered into Memorandum of Understanding with Virginia Sealing Products, Inc. of Hopewell, Virginia to assist with market awareness and customer relations activities leading to increased product and technology knowledge about Kelso's line of pressure relief valves within the Rail Transportation and Industrial marketplace.

On March 26, 2007, Kelso announced the appointment of James Frew to the position of Chairman of its newly constituted Rail Advisory Board. The new Rail Advisory Board will be comprised of rail industry executives and its prime mandate is to advise Kelso management as Kelso expands its

product awareness, customer relations activities, and Marketing Plans. The Advisory Board will also provide guidance in the areas of industry specific strategic alliances, engineering and product development, personnel and potential partnerships and acquisitions.

On April 9, 2007, Kelso announced that international law firm, Brown Rudnick Berlack Israels LLP, agreed to act as outside counsel to the Company as it evaluates several proposals involving long-term corporate finance, European & Asian manufacturing and distribution, and a joint venture initiative. Kelso established a solid relationship with the London branch of Brown Rudnick that began in the fall of 2006 in concert with announcements by the Company of certain changes to its Board of Directors, Officers, and overall strategic plan.

On April 11, 2007 announced that it successfully negotiated the major terms of an agreement with Interbanc Limited (IBL) based in London, UK. As part of the negotiated terms, Interbanc has agreed to work closely with the Company in structuring debt financing, working capital financing and other specific debt and structured financing of potential manufacturing facilities for various regions in the world. The structured financing would also provide Kelso with the resources it requires to undertake an aggressive program of research and development of new products

On April 16-19, 2007, Kelso Management attended meetings in Galveston, Texas in conjunction with the Association of American Railroads Tank Car Committee (AAR) Meeting which is held each April and October. During the week, the Company met to discuss opportunities to augment its sales efforts working in conjunction with a significant, railway products supplier serving (primarily) the Gulf Coast area of the US where many chemical and petroleum shippers are located addition, Kelso met with a representative Mexico to further discussions regarding Latin American manufacture, licensing, and distribution of Kelso product.

On April 20, 2007, the Company announced that it had received funds-to-date totaling $253,866 and expressions of interest from potential investors for up to an additional $350,000. The Private Placement was therefore increased to 6,000,000 common shares for total proceeds of up to $600,000.

Kelso reported on April 25, 2007, reported that it progressed towards its goal of expanding sales as a result of meetings held in Houston, Texas with the Transportation Products Group of Piping & Equipment, Inc. to discuss the terms of a working relationship with this significant, railway products supplier. Piping & Equipment, Inc. (P&E) has warehouses in Alabama, Florida, Louisiana and Texas. P&E is one of the United States' most respected industrial pipe, valve and fitting distributors. Its customer base includes Fortune 500 companies, contractors and manufacturers in a variety of fields. The working relationship enables P&E to represent and sell Kelso's pressure relief valve products to its large customer base on a non-exclusive basis.

On May 18, 2007, Kelso announced that it had received regulatory approval from the Association of American Railroads' (the "AAR") Tank Car Committee for two additional pressure relief valves for tank car applications: the JS75L (Low Flow) and the JS165L (Low Flow) which were designed to meet specific customers requirements in the transport of certain materials. The JS75L has a flow rate of 1,680 scfm (standard cubic feet per minute) and the JS165L has a flow rate of 3,445 scfm, whereas the original JS75 has a much higher flow rate of 20,571 scfm.

Kelso undertook to develop these new valves in order to capitalize on the growing requirement in the rail industry for pressure relief valves with these particular functionality profiles. The valves were developed from the Company's existing, patented designs of the initial JS75 due to that

valve's superior functionality and efficiency. As a result, neither of these valves was required to undergo the two year service trial the AAR mandates for certain new products but were instead given approval following review of all the testing data. This was partly due to the overwhelming success of the initial JS75 two-year service trial.

On May 21 & 22, 2007, Kelso unveiled the new valves to attendees of the Bureau of Explosives Seminar and Trade Show held in Kansas City, Missouri. Kelso had a booth where it provided tear-down demonstrations of its valves and provided technical information to interested persons from various parts of the rail industry.

Discussion of Operations, Financial Conditions and Milestones

Liquidity and Solvency

Kelso continues to seek operational capital through private placements and sales of its products. At this early stage, the Company continues to operate in a working capital deficiency format. The Company expects that through sales and financings, the working capital deficiency will be successfully managed on an ongoing basis. Kelso enjoys a large base of dedicated shareholders, approximately 1900, mostly in North America and some overseas.

Related Party Transactions

The following summarizes the Company's related party transactions for the period:

Automobile	$1,485
Consulting and investor relations	$ -
Financing solicitation	$48,296
Legal	$2,977
Management fees	$37,208
Management salaries	$90,000
Rent	$5,370
Research and development costs	$81,854

Included in accounts payable and accrued liabilities is $182,778 owing to related parties. These transactions are in the normal course of operations.

Included in prepaid expenses are $37,399 expended to related parties. These transactions are in the normal course of operations.

Selected Quarterly Information:

	May 31, 2007	Feb 28, 2007	Nov 30, 2006	Aug 31, 2006	May 31, 2006	Feb 28, 2006	Nov 30, 2005	Aug 31, 2005	May 31, 2005
Revenues	13,122	5,843	73,499	11,957	68,798	20,206	Nil	Nil	Nil
Cost of sales and expenses	108,683	243,527	179,168	321,498	237,950	118,765	105,572	256,961	270,730
Net loss for the period	153,656	237,684	105,669	309,541	169,152	98,559	105,572	256,961	270,730

Number of common shares outstanding	53,112,762	53,112,762	53,112,762	53,112,762	50,398,562	50,277,137	48,884,083	48,881,083	48,881,083
Net loss per common share	.003	.004	.0020	.0058	.0034	.0020	.0022	.0053	.0055

Selected Annual Information:

	Aug 31, 2006	Aug 31, 2005	Aug 31, 2004
Revenues:	100,961	Nil	Nil
Cost of Sales and Expenses:	783,785	753,324	636,286
Net loss for the period	682,824	753,324	636,286
Number of common shares outstanding	53,112,762	48,881,083	41,597,932
Net loss per common share	.0129	.0154	.0153
Total Assets	46,127	113,871	87,930

Subsequent Events

On June 18, 2007, The Company announced the closing of the first tranche of its Private Placement. The first tranche totalled $258,889.20, including $24,548.70 from two insiders of the Company.

On June 22, 2007, Kelso announced that the TSX Venture Exchange approved the Company's request to extend the expiry date of 2,714,200 share purchase warrants (the "Warrants") originally issued by the Corporation on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement.

The Warrants expiry dates have been extended by one year to June 22, 2008, July 11, 2008 and August 17, 2008 respectively. Furthermore, the TSX Venture Exchange has agreed to the repricing of said Warrants from $0.15 cents to $0.125 per warrant.

Kelso Management has continued to work with its marketing partners and customers to supply technical/engineering information and provide quotes on its valves.

It has continued to market, sell and ship valves to various customers. While supplying its existing customers with ongoing shipments of replacement valves for existing rolling stock, it has also concluded the sale of 32 valves to the largest rail tank car manufacturer in the US, Trinity Tank Car, Inc., has sold 10 new JS165L valves to Piping & Equipment, Inc. of Houston, Texas for delivery to one of its customers which has a local fleet of 150 cars which could utilize this valve as well as a total fleet approaching 6,000 cars that could use the low flow designs. The Company is

also preparing some valves for an in-house test by a large chemical manufacturer. Subject to the performance results of this in-house test, Kelso has the potential of securing an order for 110 valves for a new car build due to take place in November/December 2007.

The Company continues to work with representatives from Mexico to finalize agreement on terms whereby the Mexican group would represent Kelso to its associates, a large Mexican Company comprised of over 1000 employees with international subsidiaries in the industrial sector which is interested in a working relationship with Kelso for manufacture, marketing, sales and distribution of Kelso's technology within Central and South America.

A Director of the Company continues to work in London, UK with Kelso's retained lawyers, Brown Rudnick Berlack Israels LLP and its financial advisor, Interbanc, to define the structure for creation and financing of a manufacturing facility to be based in Southeast Asia. The new facility, to be developed in concert with a licensing/distribution agreement for specific territories, would also be capable of supplying other markets geographical proximity where Kelso sees considerable market and growth opportunity.

These international opportunities will continue to be exploited as Kelso identifies financing for sales staffing and inventory provision (through its North American manufacturer, McKenzie Valve & Machining), for its marketplace in Canada, the United States and Mexico.

If you have any questions, please call Kelso at 604.878.7600 ext. 4 or toll free at 866.535.7685 ext. 4.

Kelso thanks you . . .

John L. Carswell
President & CEO
Kelso Technologies Inc.
July 30, 2007

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

KELSO TECHNOLOGIES INC.
(a development stage company)

Index to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

MANAGEMENT'S COMMENTS ON
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of Kelso Technologies Inc., as at May 31, 2007 and for the three and nine months ended May 31, 2007 and 2006 have been prepared by and are the responsibility of the Company's management. In accordance with National Instrument 51 – 102, the company discloses that its auditors have not reviewed the accompanying unaudited interim consolidated financial statements for the three and nine months ended May 31, 2007.

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Balance Sheets

May 31, 2007

(Unaudited – prepared by management)

		May 31, 2007		August 31, 2006
ASSETS				
Current				
Cash	$	-	$	30,484
Accounts receivable		8,344		9,884
Goods and services tax receivable		10,544		2,689
Prepaid expenses		37,399		485
	$	56,287	$	43,542
Equipment		2,063		2,585
	$	58,350	$	46,127
LIABILITIES				
Current:				
Cheques written in excess of funds on deposit	$	19,410	$	-
Accounts payable and accrued liabilities		277,465		201,479
Loan payable to related party		47,349		-
	$	344,224	$	201,479
SHAREHOLDERS' DEFICIT				
Capital stock				
Common shares	$	7,975,320	$	7,962,649
Share subscriptions		259,069		13,208
Contributed surplus		245,143		138,909
Deficit		(8,765,406)		(8,270,118)
	$	(285,874)	$	(155,352)
	$	58,350	$	46,127

APPROVED ON BEHALF OF THE BOARD:

"John L. Carswell" Director

"William E. Troy Director

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Statements of Operations and Deficit

May 31, 2007

(unaudited – prepared by management)

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006	Nine Months Ended May 31, 2007	Nine Months Ended May 31, 2006
Revenue	$ 13,122	$ 68,798	$ 92,464	$ 89,004
Cost of sales	9,152	41,380	56,484	53,248
Gross profit	$ 3,970	$ 27,418	$ 35,980	$ 35,756
Expenses:				
Accounting and legal	$ 44,077	$ 61,146	$ 54,105	$ 103,662
Advertising	9,594	1,286	34,621	3,180
Amortization	176	237	522	765
Automobile	254	2,647	2,841	9,167
Bank charges and interest	1,584	359	3,139	1,084
Consulting and investor relations	2,348	7,196	14,448	68,171
Financing solicitation	-	-	48,296	-
License and fees	2,394	3,500	6,328	9,358
Management fees	-	38,131	37,362	129,226
Management salaries	31,465	30,196	92,930	50,371
Office and general	3,207	3,406	11,869	16,585
Rent	1,490	4,689	5,370	13,063
Telephone	858	3,174	3,586	6,876
Travel	2,084	12,476	15,848	16,440
	$ 99,531	$ 168,443	$ 331,265	$ 427,948
Loss before the undernoted	$ (95,561)	$ (141,025)	$ (295,285)	$ (392,192)
Interest income	95	171	748	608
Foreign exchange gain (loss)	5,632	113	757	(69)
Research and development costs	(35,072)	(28,411)	(95,274)	(86,069)
Stock based compensation	(28,750)	-	(106,234)	(1,391)
Net loss for the period	(153,656)	(169,152)	(495,288)	(479,113)
Deficit, beginning of period	(8,611,750)	(7,897,255)	(8,270,118)	(7,587,294)
Deficit, end of period	(8,765,406)	(8,066,407)	(8,765,406)	(8,066,407)
Basic and diluted loss per share	$ (0.003)	$ (0.003)	$ (0.009)	$ (0.010)
Weighted average number of shares	53,129,992	49,625,590	53,129,992	49,625,590

KELSO TECHNOLOGIES INC.
(a development stage company)

Consolidated Statements of Cash Flows

May 31, 2007

(unaudited – prepared by management)

	Three Months Ended May 31, 2007	Three Months Ended May 31, 2006	Nine Months Ended May 31, 2007	Nine Months Ended May 31, 2006
Operating activities				
Net loss for the period	$ (153,656)	$ (169,152)	$ (495,288)	$ (479,113)
Add (deduct) items not affecting cash				
Amortization	176	237	522	765
Stock-based compensation	28,750	-	106,234	1,391
	$ (124,730)	$ (168,915)	$ (388,532)	$ (476,957)
Changes in non-cash working capital				
Accounts receivable	551	5,684	1,540	-
Goods and services tax receivable	(3,560)	(5,175)	(7,855)	(2,569)
Prepaid expenses	(26,750)	(11,693)	(36,914)	3,296
Accounts payable and accrued liabilities	(10,718)	(1,230)	75,986	93,002
	(40,477)	(12,414)	32,757	93,729
	$ (165,207)	$ (181,329)	$ (355,775)	$ (383,228)
Financing activities				
Issuance of common shares	12,664	7,000	12,671	144,738
Loan payable to related party	35,651	-	47,349	-
Funds advanced for share subscriptions	102,861	99,500	245,861	99,500
	$ 151,176	$ 106,500	$ 305,881	$ 244,238
Increase (decrease) in cash during the period	(14,031)	(74,829)	(49,894)	(138,990)
Cash, beginning of period	(5,379)	22,044	30,484	86,205
Cheques written in excess of funds on deposit, end of period	$ (19,410)	$ (52,785)	$ (19,410)	$ (52,785)
Supplementary information:-				
Interest paid	$ 1,584	$ 359	$ 3,139	$ 1,084
Income taxes paid	$ -	$ -	$ -	$ -

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

1. NATURE OF OPERATIONS

The company is in the process of researching and developing various types of pressure relief valves. The company has completed the two year Service Trial of the JS75 Pressure Relief Valve required by the Association of American Railroads and is in the final stages towards commercialization.

The JS75 Pressure Relief Valve is a patented product whose application is in the transportation and storage of hazardous and non-hazardous materials.

These interim financial statements should be read in conjunction with the consolidated financial statements of the company's most recently completed year ended August 31, 2006. These statements do not include all disclosures required in annual consolidated financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. These statements follow the same accounting policies and methods of their application as those followed in the August 31, 2006 consolidated financial statements.

2. BASIS OF VALUATION

These consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future. The company's ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders and ultimately, the attainment of profitable operations. Management's plan in this regard is to raise equity and debt financing as required.

3. EQUIPMENT

			Net Carrying Amount	
	Cost	Accumulated Amortization	May 31, 2007	August 31, 2006
Office equipment	$ 10,956	$ 9,372	$ 1,584	$ 1,862
Computer equipment	1,365	886	479	723
	$ 12,321	$ 10,258	$ 2,063	$ 2,585

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

4. SHARE CAPITAL

Authorized:

100,000,000 Class "A" Preference shares, without par value, non-cumulative, of which 5,000,000 are designated Class "A" Convertible, Voting, Preference Shares, Series I
100,000,000 Common shares, without par value

Issued:

a) Common shares

	February 28, 2007		August 31, 2006	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period	**53,112,762**	**$ 7,962,649**	48,881,083	$ 7,527,034
Issued during the period:				
- for cash (net of issue costs)	-	-	4,107,254	403,240
- for exercise of share purchase warrants	**90,455**	**12,664**	50,000	7,000
- for exercise of stock options	-	7	3,000	300
- Reallocated from contributed surplus	-	-	-	75
- for conversion of preference shares	-	-	71,425	25,000
Balance, end of period	**53,203,217**	**$ 7,975,320**	53,112,762	$ 7,962,649

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

4. SHARE CAPITAL, continued

b) Stock Option Plan:

During the period 3,000 stock options were exercised, 98,257 stock options expired, 2,398,743 stock options were cancelled and 2,311,000 stock options were granted.

The following stock options are outstanding at May 31, 2007:

Number of Shares		Exercise Price	Expiry Date
410,875	$	0.10	September 4, 2007
100,000	$	0.10	November 4, 2007
238,500	$	0.10	March 25, 2008
497,000	$	0.10	December 29, 2008
692,625	$	0.11	February 24, 2010
2,311,000	$	0.10	January 31, 2012
200,000	$	0.10	April 11, 2012
150,000	$	0.25	April 11, 2012
100,000	$	0.45	April 11, 2012

Stock-Based Compensation:

The company applies the fair value method of accounting for stock-based compensation awards. During the period 2,398,743 stock options were cancelled resulting in a stock-based compensation expense adjustment of $68,109 and 2,761,000 stock options were granted resulting in a stock-based compensation expense adjustment of $174,343.

c) Share Purchase Warrants:

The following share purchase warrants are outstanding at February 28, 2007:

Number of Shares		Exercise Price	Expiry Date
2,472,400	$	0.15	June 26, 2007
100,000	$	0.15	July 12, 2007
141,800	$	0.15	August 18, 2007
1,374,380	$	0.15	January 11, 2008

During the period, no share purchase warrants were granted, 90,455 were exercised, no share purchase warrants were forfeited and 4,131,363 share purchase warrants expired.

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

5. RELATED PARTY TRANSACTIONS

Related parties are directors and officers, companies controlled by the directors and officers, a company controlled by a former officer and a company whose principal is an officer of the company.

The following summarizes the company's related party transactions for the period:

	May 31, 2007	August 31, 2006
Automobile	$ 1,485	$ 12,190
Consulting and investor relations	$ -	$ 46,000
Financing solicitation	$ 48,296	$ -
Legal	$ 2,977	$ 82,065
Management fees	$ 37,208	$ 166,085
Management salaries	$ 90,000	$ 82,932
Rent	$ 5,370	$ 19,438
Research and development costs	$ 81,854	$ 100,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities are $182,778 (August 31, 2006 - $96,533) to related parties.

Included in prepaid expenses are $37,399 (August 31, 2006 – $nil) expended to related parties.

6. STATEMENT OF CASH FLOWS

Non-cash transactions are as follows:	May 31, 2007	August 31, 2006
Contributed surplus – stock-based compensation	$ 106,234	$ 1,391
Conversion of preference shares to common shares	$ -	$ 25,000
Funds advanced in current year for share subscription	$ -	$ 13,208

KELSO TECHNOLOGIES INC.
(a development stage company)

Notes to Consolidated Financial Statements

May 31, 2007

(unaudited – prepared by management)

7. CONTRACTUAL OBLIGATIONS

Management Agreement:

By agreement dated February 1, 1996 and subsequently amended, the company entered into an agreement with a director to serve the company and its subsidiary as an executive officer. In consideration, the company agreed to pay $11,000 U.S. per month plus office rent and automobile allowance. The agreement was terminated with the resignation of the director on October 31, 2006.

8. SUBSEQUENT EVENTS

Subsequent to May 31, 2007, the Company received regulatory approval to extend the expiry date of 2,714,200 share purchase warrants originally issued by the Company on June 22, 2007, July 11, 2007 and August 17, 2007 respectively pursuant to a private placement. The warrant expiry dates have been extended by one year to June 22, 2008, July 11, 2008 and August 17, 2008. The Company has also received approval to reprice the above warrants from $0.15 to $0.125 per warrant.

Subsequent to May 31, 2007, the Company completed a private placement consisting of 2,588,892 units at a price of $0.10 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant will be exercisable at a price of $0.10 per share for a period of two years.

END